SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT FORM

Pursuant to Section 13 or 15(d) of the
Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported) September 17, 2002

National Real Estate Limited Partnership Income Properties
(Exact name of registrant as specified in its charter)

Wisconsin	01-14453	39-1503893
(State or other Jurisdiction of Organization)	(Commission File Number)	(IRS Employer Identification Number)

1155 Quail Court, Pewaukee, Wisconsin	53072-3703
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (262) 695-1400

Not Applicable
(Former name or former address, if changed since last report)

1

Item 5. Other Events

Per <u>Section 201</u> of the Sarbanes-Oxley Act of 2002, <u>Services Outside the Scope of Practice of Auditors;</u> <u>Prohibited Activities</u>, it is unlawful for a registered public accounting firm to provide any non-audit service to an issuer contemporaneously with the audit. The bill, however, allows an accounting firm to engage in any non-audit service, including tax services, if the activity is pre-approved by the audit committee of the issuer, and the decision to pre-approve non-audit services is disclosed to investors.

In the absence of an audit committee I, John Vishnevsky, as Individual General Partner of National Real Estate Limited Partnership Income Properties (the "Partnership"), pre-approve the accounting firm Kerber, Eck and Braeckel LLP, to provide the non-audit service of tax return preparation to the Partnership, in addition to audit services.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned herunto duly authorized.

National Real Estate Limited Partnership Income Properties
Registrant

_____
Date

_____
By John Vishnevsky, Individual General Partner